Contact

www.linkedin.com/in/jim-stollberg-3b4b6 (LinkedIn)

Top Skills

Business Development
Supply Chain
Cross-functional Team Leadership

Jim Stollberg

Living the dream
Brookfield, Wisconsin, United States

Summary

Follower, husband, father, son and friend. Spent 30 years chasing "success", feeding my ego and my pocketbook, but not my soul. Transitioned to a focus on significance and now living out my calling in a joyous adventure. My mission is to bring leadership and resources to invest in personal transformation and Kingdom Impact. My goal is to be salt and light in the world.

Experience

Halftime Institute

3 years 2 months

Co Executive Director
April 2021 - Present (2 years)

‘Halftime’ is a time-out. It’s a time to pause, reflect on what you’ve accomplished, who you’ve become, and what will matter most to you in the next season of life. It’s an opportunity to make a course correction or commit to stay the course so that you are equipped to direct your time and resources purposefully.

Board Member
February 2020 - April 2021 (1 year 3 months)

Eskala.org

Board Member and Investor
January 2021 - Present (2 years 3 months)

Gemini Global Advisors LLC

Founder/President
July 2018 - Present (4 years 9 months)
Brookfield, WI

Founded advisory services firm assisting VC/PE firms by assessing deal flow, conduct due diligence & improve portfolio holdings. Consulting services with the goal of helping businesses transform through strategy development and deployment, technology assessment/

roadmap development and operational excellence.

Marquette University

14 years

Executive Instructor - International Business
January 2020 - Present (3 years 3 months)
Milwaukee, Wisconsin

Supply Chain Management Advisory Board Member
2009 - Present (14 years)
Greater Milwaukee Area

Marquette University, College of Business Supply Chain Management

Advisory Board

Covariant
Member Of The Board Of Advisors
February 2020 - Present (3 years 2 months)
Berkeley, California

AutoStore
Board Member
January 2020 - October 2021 (1 year 10 months)
Nedre Vats, Norway

Pro/spur, LLC
Leadership & Personal Development Coach
September 2019 - April 2021 (1 year 8 months)

At Pro/spur, we develop leaders and transform culture to help you win. We have two divisions, professional sports and corporate. We've created a results driven leadership and character curriculum, using proven coaching methods. Current and past clients include the Green Bay Packers, St. Louis Cardinals, St. Louis Blues, Los Angeles Rams, and Dairyland Power Cooperative. Let's build a winning edge together.

ShipMonk
Board Member
December 2018 - June 2020 (1 year 7 months)
Miami/Fort Lauderdale Area

Dematic
18 years 10 months

EVP, Global Product & Solution Management
December 2016 - July 2018 (1 year 8 months)
Greater Milwaukee Area

Retired from position at Dematic to found Gemini Global Advisors LLC after 18 years

EVP, Research & Development
December 2012 - December 2016 (4 years 1 month)

VP, Global Product Management
October 2010 - December 2012 (2 years 3 months)

VP, Strategy and Business Development
October 1999 - October 2010 (11 years 1 month)

Georgia Institute of Technology
Supply Chain & Logistics Institute Advisory Board Member
2015 - 2018 (3 years)
Greater Atlanta Area

Georgia Tech, Supply Chain & Logistics Institute Advisory Board

EXE Technologies
VP, Manufacturing and 3PL Services
October 1998 - October 1999 (1 year 1 month)

Accenture (formerly Andersen Consulting LLP)
Sr. Manager
June 1988 - October 1998 (10 years 5 months)

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Education

Marquette University
BSME, Mechanical Engineering · (1984 - 1988)

INSEAD
Global Executive Program · (2017 - 2018)

OCHS
· (1980 - 1984)